OMV Aktiengesellschaft

OMV Investor News

December 28, 2006
7.30am (UK time) – 8.30am (CET)

OMV and IPIC to bundle chemical activities into subsidiary Borealis

- **OMV and IPIC intend to incorporate their holdings in AMI Agrolinz Melamine International into their joint subsidiary Borealis within the first half of 2007**
- **Changes in the AMI Supervisory Board as of January 1, 2007**
- **OMV continues to focus on core business**

OMV, Central Europe's leading oil and gas group, continues to focus on its core business: Exploration and Production, Refining and Marketing and Gas. In this context OMV, together with its core shareholder International Petroleum Investment Company (IPIC), is planning on incorporating AMI Agrolinz Melamine International GmbH (AMI), one of the leading producers internationally of melamine and plant nutrients, into Borealis. OMV and IPIC each hold 50% of AMI. The final decision will be made in the course of the first half of 2007. Borealis is Europe's second largest producer of plastics and is headquartered in Vienna. As a holding company, Borealis will provide excellent support for AMI's further international expansion. AMI's headquarters will remain in Linz (Upper Austria).

Gerhard Roiss, OMV Deputy Chairman and Borealis Supervisory Board Chairman, commented: "The bundling of AMI's expansion strategy into Borealis will be a good solution for Borealis and AMI, whose businesses complement each other. Thanks to Borealis' ownership structure – OMV owns 35% and IPIC 65% – AMI's future development will continue to be supported and developed by experienced strategic partners." For OMV this has the advantage that its strategic focus on its core business will be further strengthened, while at the same time OMV will profit from the growing plastics market enhanced by the assets of AMI via its investment in Borealis. Overall, this measure constitutes the last step in AMI's strategic repositioning, which started in May 2005 with IPIC's acquisition of 50% of the company.

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Strong solution

The incorporation of IPIC's and OMV's 50% of AMI into Borealis represents a strong combination of AMI's and Borealis' fields of business and operative synergies. Both companies are well positioned in their respective markets in Europe and are in the process of strengthening their growing presence in the Middle East. Borealis and AMI are utilising the favourable raw material prices in this region and the region's proximity to the rapidly growing markets in Asia. Borealis already holds a competitive position with the plastics production site Bourouge in Ruwais, Abu Dhabi, with a capacity of 600,000 tons per year. The extension of Borouge will add another yearly capacity of 1.3 mn tons of polyolefins and is expected to go on stream in 2010. The establishment of a production facility for melamine in Ruwais is being pursued by AMI and ADNOC. This site will have an annual capacity of 80,000 tons.

In 2005 the AMI Group had a workforce of around 1,000 and sales of EUR 470 mn. Borealis had sales of EUR 4.8 bn and a workforce of 4,543.

Changes in AMI Supervisory Board

The AMI Supervisory Board will be newly appointed as of January 1, 2007: Gerhard Roiss, OMV Deputy Chairman and Borealis Supervisory Board Chairman, will take over the position of AMI Supervisory Board Chairman from OMV CEO Wolfgang Ruttenstorfer. In addition, Mohamed Al-Azdi (IPIC representative in Borealis' Supervisory Board) and John Taylor, CEO of Borealis, will be appointed to the AMI Supervisory Board.

AMI remains an Austrian company with international expansion

For AMI, the new ownership structure will provide the advantage of being able to advance its international expansion together with one of the world's leading plastics producers. Furthermore, AMI's headquarters will remain in Linz – this location is also being substantially upgraded to Borealis' international research centre in close cooperation with the Province of Upper Austria. No changes are planned in the AMI company structure or with regard to its highly skilled workforce. As Borealis' and AMI's businesses complement one another, these plans constitute an advantage for AMI, both in its entirety and for its employees.

Background information:

The AMI Group

AMI Agrolinz Melamine International GmbH upgrades natural gas into high-value agricultural and industrial raw materials. The company is jointly half-owned by OMV AG and IPIC (International Petroleum Investment Company). The company's main products are melamine and plant nutrients. In the melamine sector, AMI is the market leader in Europe and the global number two. It also occupies a leading ranking in the plant nutrients market in the Danube region.

The AMI Group consists of the core companies AMI Agrolinz Melamine International GmbH, located in Linz (A), the fully owned subsidiary Agrolinz Melamine International Italia S.r.l., based in Castellanza (I), Agrolinz Melamine International Deutschland GmbH located in Piesteritz / Saxony-Anhalt, the wholesaling company LINZER AGROTRADE and sales companies in Hungary, the Czech Republic and Slovakia for the selling of fertilizers as well as the melamine sales companies Agrolinz Melamine International North America Inc., Chicago, USA and Agrolinz Melamine International Asia Pacific Pte Ltd., Singapore. The AMI Group has a workforce of around 1,000 and sales of EUR 470 million.

Borealis

Borealis is a leading provider of innovative, value creating plastics solutions. With more than 40 years of experience in the polyethylene (PE) and polypropylene (PP) business, we focus on pipe systems, energy and communications cables, automotive and advanced packaging markets. Our technology shapes plastic products that make an essential contribution to the society in which we live. We are committed to lead the way in 'Shaping the Future with Plastics.' **www.borealisgroup.com**

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2006** on March 6, 2007

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